Exhibit 99.1

ANNUAL MEETING OF COMMON SHAREHOLDERS
OF THE TORONTO-DOMINION BANK
THURSDAY, MARCH 29, 2018 - 9:30 A.M. (Eastern)
TORONTO, ONTARIO

VOTING RESULTS:

This report on the voting results of the 162nd annual meeting of common shareholders of The Toronto-Dominion Bank is made in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations. Full details of the matters for shareholder action can be viewed by accessing the Management Proxy Circular for the meeting at:

https://www.td.com/document/PDF/investor/2018/E-2018-Proxy-Circular.pdf.

The Directors of the Bank recommended that Shareholders vote FOR matters 1, 2 and 3 below:

1 .	Election of Directors

	Each of the fourteen (14) nominees listed in the Management Proxy Circular were elected as directors of The Toronto-Dominion Bank.

	Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
	William E. Bennett	927,538,504	94.7	51,843,400	5.3
	Amy W. Brinkley	976,740,376	99.7	2,640,740	0.3
	Brian C. Ferguson	966,951,360	98.7	12,430,534	1.3
	Colleen A. Goggins	977,357,816	99.8	2,024,170	0.2
	Mary Jo Haddad	976,826,793	99.7	2,555,193	0.3
	Jean-René Halde	975,963,749	99.7	3,418,237	0.3
	David E. Kepler	975,928,373	99.6	3,453,349	0.4
	Brian M. Levitt	964,427,204	98.5	14,954,828	1.5
	Alan N. MacGibbon	976,099,707	99.7	3,282,325	0.3
	Karen E. Maidment	975,875,786	99.6	3,506,200	0.4
	Bharat B. Masrani	975,626,676	99.6	3,755,046	0.4
	Irene R. Miller	976,156,245	99.7	3,225,787	0.3
	Nadir H. Mohamed	972,031,271	99.2	7,350,267	0.8
	Claude Mongeau	974,714,021	99.5	4,667,439	0.5

2 .	Appointment of Auditor

	The auditor listed in the Management Proxy Circular was appointed as auditor of The Toronto-Dominion Bank.

	Votes For	% Votes For	Votes Withheld		% Votes Withheld
	1,018,928,547	99.2	7,848,774		0.8

3 .	Advisory vote on the approach to executive compensation

	Votes For	% Votes For	Votes Against		% Votes Against
	927,577,853	94.7	51,793,236		5.3

The Directors of the Bank recommended that Shareholders vote AGAINST matters 4 and 5 below:

4 .	Shareholder Proposal A - Proxy Access and Board and Management Conduct

	Votes For	% Votes For	Votes Against	% Votes Against
	13,528,365	1.4	961,024,424	98.6

	Votes Abstained*
	4,802,946

5 .	Shareholder Proposal B - Reimbursement of Expenses Incurred by Shareholder Nominators and Proponents of Shareholder Proposals

	Votes For	% Votes For	Votes Against	% Votes Against
	8,168,118	0.8	968,240,350	99.2

	Votes Abstained*
	2,952,419

* An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved each shareholder proposal.

Anyone wishing additional information on the vote results may contact TD Shareholder Relations at (416) 944-6367 or toll-free at
1-866-756-8936 or by email at tdshinfo@td.com.